

December 22, 2009

Mr. Stephen F. Groth
Vice President and Chief Financial Officer
Pacific Asia Petroleum, Inc.
250 East Hartsdale Avenue
Hartsdale, NY 10530

> **Re: Pacific Asia Petroleum, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 9, 2009**
> **File No. 001-34525**

Dear Mr. Groth:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Description of Business, page 2

1.   We note that you disclose in the last paragraph on page 2 that the Zijinshan property has in excess of 3.8 TCF of natural gas in place. We also note that you disclose on page 13 of your third quarter Form 10-Q that "…the Fulaerjiqu Oilfield contains 115,000,000 barrels of Original Oil In Place." Tell us whether you are able to show that these estimates represent proved reserves as defined in Rule 4-10(a)(2) of Regulation S-X. Please understand that disclosure of other

than proved oil and gas reserves in your filings with the SEC is generally prohibited under Instruction 5 to Item 102 of Regulation S-K.

Risk Factors, page 16

2.   The introductory paragraph suggests that you may not have included all known, material risks in this section. Make clear that the section does include all such risks, and also take care to ensure that the risks are current and that they are tailored to you and your actual business. For example, at page 19, you indicate that you are "recently formed" despite contrary information at page 5. At page 19, you also refer to a potential "decline in revenues" and a reduction in your "profitability," despite disclosure at pages 32 and 37 which makes clear that you had generated no revenues to date.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

General

3.   It is unclear why you have checked the box as a "Non-accelerated filer," despite properly checking the box as an "Accelerated filer" with the Form 10-K as initially filed. In your response, please refer to the applicable provisions of Exchange Act Rule 12b-2.

Elements of Executive Compensation, page 9

4.   Please provide further analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2008. For example, you state that the annual bonuses were based on "individual performance of the executive" and "the Company's achievement of financial and other objectives established by the Board each year." Please provide sufficient quantitative and qualitative analysis of the factors the compensation committee considered in making specific compensation awards.

5.   In addition, please disclose the targets the compensation committee used in its determination to award annual bonuses for the named executive officers, including target levels of company "financial and other objectives established by the Board each year."

    If you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. If disclosure of quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.

Certifications Pursuant to Section 302

6.   The certifications you provided as exhibits 31.1 and 31.2 appear to be deficient insofar as they omit introductory language from paragraph 4 as well as required paragraph 4(b) regarding internal control over financial reporting. Please file as exhibits complete certifications in the proper form with your next amended Form 10-K/A.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Doug Brown at (202) 551-3265, Tim Levenberg at (202) 551-3707, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director